Issuer Free Writing Prospectus, dated July 7, 2026

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated July 7, 2026

Registration No. 333-297291

AutoZone, Inc.

Final Term Sheet

$850,000,000 4.950% Senior Notes due 2031 (the “Notes”)

Dated: July 7, 2026

Issuer:	AutoZone, Inc. (the “Company”)

Trade Date:	July 7, 2026

Settlement Date:	July 14, 2026 (T+5)*

Securities:	$850,000,000 4.950% Senior Notes due 2031

Principal Amount:	$850,000,000

Maturity:	July 15, 2031

Interest Payment Dates:	January 15 and July 15 of each year, commencing on January 15, 2027

Record Dates:	January 1 and July 1

Benchmark Treasury:	UST 4.125% due June 30, 2031

Benchmark Treasury Yield:	4.251%

Spread to Benchmark Treasury:	+72 basis points

Yield to Maturity:	4.971%

Coupon (Interest Rate):	4.950%

Price to Public:	99.908%

Optional Redemption Provision:	The Notes will be redeemable at the Company’s option at any time in whole or from time to time in part.

Prior to June 15, 2031 (one month prior to their maturity date) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes to be redeemed matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 15 basis points less (b) interest accrued to, but not including, the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the Notes to be redeemed to, but not including, the redemption date.

Change of Control:	The occurrence of a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) will require the Company to offer to repurchase the Notes for cash at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of repurchase.

CUSIP/ISIN:	053332 BN1 / US053332BN18

Ratings**:	Baa1 / BBB / BBB

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Mizuho Securities USA LLC PNC Capital Markets LLC

Co-Managers:	BBVA Securities Inc.
Capital One Securities, Inc.
Citigroup Global Markets Inc.
Citizens JMP Securities, LLC
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
Fifth Third Securities, Inc.
Huntington Securities, Inc.
KeyBanc Capital Markets Inc.
MUFG Securities Americas Inc.
PNC Capital Markets LLC
Regions Securities LLC
Santander US Capital Markets LLC
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Siebert Williams Shank & Co., LLC

***

*We expect that delivery of the notes will be made to investors on or about July 14, 2026, which will be the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the delivery of the notes hereunder will be required, by virtue of the fact that the notes will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding their date of delivery hereunder should consult their advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, Truist Securities, Inc. toll free at 1-800-685-4786 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.